Exhibit 99.1

Bellatrix Announces First Quarter 2015 Conference Call Details and Reminder of Upcoming Annual General Meeting

TSX, NYSE: BXE

CALGARY, May 4, 2015 Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) plans to release its first quarter operational and financial results at 12:05 am MT / 2:05 am EST on Tuesday May 5, 2015.  Additionally, Bellatrix will host a conference call to discuss its first quarter results on May 5, 2015 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-888-231-8191 or 647-427-7450. The conference call will also be recorded and available until May 12, 2015 by calling 1-855-859-2056 or 403-451-9481 and entering passcode 32804463 followed by the pound sign.

Bellatrix will hold its annual general meeting on May 20, 2015 at 3:00 pm MT in the Devonian Room of the Calgary Petroleum Club located at 319– 5th Avenue SW, Calgary, Alberta.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

SOURCE Bellatrix Exploration Ltd.

PDF available at: http://stream1.newswire.ca/media/2015/05/04/20150504_C6660_PDF_EN_16111.pdf

%CIK: 0001483405

For further information: Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270; or, Troy Winsor, Investor Relations (800) 663-8072; Bellatrix Exploration Ltd.,1920, 800 - 5th Avenue SW, Calgary, Alberta, Canada T2P 3T6, Phone: (403) 266-8670, Fax: (403) 264-8163, www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 07:30e 04-MAY-15